Exhibit 99.1

BONSO ELECTRONICS INTERNATIONAL INC.

AUDIT COMMITTEE CHARTER

(as amended effective June 30, 2015)

Organization

There shall be a committee of the board of directors to be known as the audit committee. The audit committee shall be composed of (i) directors who are independent of the management of the corporation and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as a committee member, and (ii) such officer(s) of the corporation as shall be designated from time to time by the board of directors, provided, however, that the independent directors who are members of the audit committee shall at all times comprise a majority of the audit committee. All members of the committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the corporation or an outside consultant. The members of the committee shall be elected by the board at the annual organizational meeting of the board or until their successors shall be duly elected and qualified. Unless a chair is elected by the full board, the members of the committee may designate a chair by majority vote of the full committee membership.

Statement of Policy

The audit committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to accounting; reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the audit committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the corporation.

Responsibilities

In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the audit committee will:

•	Obtain from the independent auditors a formal written statement delineating all relationships between the independent auditor and the corporation, consistent with Independence Standards Board Standard 1.

•	Actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and for taking or recommending that the full board of directors of the corporation take appropriate action to oversee the independence of the independent auditors.

•	Be directly responsible for the appointment, compensation, retention and oversight of the work of any independent auditors engaged (including any resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the corporation, and the independent auditors shall report directly to the audit committee.

•	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters.

•	Have the authority to engage advisers, including independent counsel and other advisers, as the committee may determine is necessary to assist the audit committee in the performance of its duties. The corporation shall provide appropriate funding for payment of compensation to the independent auditors and payments to any advisers employed by the audit committee.

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.

•	Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized; and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•	Review with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

•	Inquire of management and the independent accountant about significant risks or exposures and assess the steps management has taken to minimize such risk to the company.

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

•	Provide sufficient opportunity for the independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Review accounting and financial human resources and succession planning within the company

•	Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

•	Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountant.

Adopted by the Board of Directors on August 17, 2000

Amended by the Audit Committee effective as of June 30, 2005 and June 30, 2015